November 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
Evogene Ltd. (CIK No. 0001574565)
Registration Statement on Form F-1 (File No. 333-191315)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evogene Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-191315), as amended, to 4:00 p.m., Eastern Time, on Wednesday, November 20, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Joshua Kiernan or Jessica Chen at (212) 819-8503 of White & Case LLP, counsel to the Company.

[Remainder of Page Intentionally Blank]

Sincerely,

EVOGENE LTD.

By:	/s/ Sigal Fattal
Name:	Sigal Fattal
Title:	Chief Financial Officer

November 18, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evogene Ltd.

Registration Statement on Form F-1 (SEC File No. 333-191315)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Evogene Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on November 20, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,000 copies of the Preliminary Prospectus dated November 6, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

DEUTSCHE BANK SECURITIES INC.

As Representatives

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Spyros Svoronos
Name: Spyros Svoronos
Title: Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Director